SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 21, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
+55 (61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
+55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration 76.535.764/0001-43	Corporate Taxpayer Registration 02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

NOTICE TO THE MARKET

Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) and Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) (the “Companies”), pursuant to the Brazilian Securities and Exchange Commission – CVM’s Instruction 358, hereby transcribe the market communication, disclosed by Telemar Norte Leste S.A. and Tele Norte Leste Participações S.A., about the developments on the acquisition of the Companies’ control stake.

“TELEMAR NORTE LESTE S.A.	TELE NORTE LESTE PARTICIPAÇÕES S.A.
CNPJ/MF n° 33.000.118/0001-79	CNPJ/MF n° 02.558.134/0001-58
Publicly held	Publicly held

MARKET COMMUNICATION

Oi WILL REQUEST ANATEL’S APPROVAL FOR THE ACQUISITION OF BRT

Rio de Janeiro, November 21, 2008 – Following the adoption of the new General Plan of Grants (Plano Geral de Outorgas), or PGO, Oi is legally able to undertake the transactions established in agreements, and accordingly, Oi intends to submit a request for the approval of the Brazilian Telecommunications Agency (Anatel) of its acquisition of Brasil Telecom. Oi believes that the new PGO is a milestone for the Brazilian telecommunications sector, renewing growth perspectives for the sector and considering, above all, the interests of the consumers, which will benefit from greater competition in this sector.

Following the anticipated approval of the Brasil Telecom acquisition by Anatel, consummation of the acquisition of Brasil Telecom by Oi will create a Brazilian telecommunications platform that is structured to compete on equal terms with the multinational players that currently operate in Brazil. This transaction will create a 100% Brazilian-controlled company with operations throughout Brazil and with the capacity to expand internationally. In the next five years, the new company expects to be able to expand its operations to Europe, Africa and Latin America, potentially reaching 30 million clients in the international market, thereby leading to an anticipated total of 110 million accesses in Brazil and elsewhere in the world.

Consumers are expected to benefit from increased competition in the mobile telecommunications sector in Brazil due to the creation of a fourth operator with a national footprint and service to the corporate market. The expected combination of the infrastructure of both companies will create a second backbone (data communications network) that will cover all of Brazil.

Rio de Janeiro, November 21, 2008.
Telemar Norte Leste S.A.
Tele Norte Leste Participações S.A.
José Luís Magalhães Salazar
Investors Relations Officer

This market communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.”

Brasília, DF, November 21, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.